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                               October 18, 2021

       Sally Lo
       Chief Executive Officer
       DH Enchantment, Inc.
       Unit A, 13/F, Gee Luen Factory Building
       316-318 Kwun Tong Road
       Kowloon, Hong Kong

                                                        Re: DH Enchantment,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed September 30,
2021
                                                            File No. 000-56322

       Dear Ms. Lo:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G

       Business, page 1

   1. We note your revised disclosure in response to comment 1. Please revise the disclosure further to clarify that
Chinese regulatory authorities could disallow your structure, which would likely result in
a material change in your operations and/or value of your securities, including that it could
cause the value of such securities to significantly decline or become worthless.
   2. We note your revised disclosure in response to comment 2. Please further revise the disclosure to make
clear whether the legal and operational risks associated with being based in or having the
majority of the company's operations in Hong Kong could
                                                        significantly limit or
completely hinder your ability to offer or continue to offer securities
 Sally Lo
FirstName  LastNameSally Lo
DH Enchantment,   Inc.
Comapany
October  18,NameDH
             2021    Enchantment, Inc.
October
Page  2 18, 2021 Page 2
FirstName LastName
         to investors and cause the value of such securities to significantly decline or be worthless.
         In addition, please specifically address how recent statements and regulatory actions by
         China's government has or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.
3. We note your disclosure in response to comment 3. Please expand the business section disclosure to describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the registration statement. Specifically, please discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the
         Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Please acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. We note your response to comment 5. Please revise the business section disclosure to provide a clear description of how cash is transferred throughout your organization.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your business, including subsidiaries, to the parent company and
         U.S. investors.
Our Business, page 3

5. We note your response and revised disclosure on page 1 in response to comment 6. Please revise the disclosure throughout the registration statement to clarify that your business is the distribution of the test and that the test is developed and manufactured by third parties.
Risk Factors, page 11

6. We note your response to comment 8. Please expand your risk factor to disclose, as you stated in your response, that you are not currently subject to oversight by the Cyberspace
         Administration of China ("CAC") over data security and are not compliant with the regulations or policies that have been issued by the CAC to date. Please highlight the risk, if true, that changes in the policies of China could potentially subject you to this oversight.
 Sally Lo
DH Enchantment, Inc.
October 18, 2021
Page 3
Risk Factors Relating to Doing Business in Hong Kong, page 12

7. We note your disclosure in response to comment 7. Please expand the disclosure to specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in your operations and/or the value of your common stock. Please acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Stacey Peikin at 202-551-6223 or Dietrich King at 202-551-8071 if you
have questions.



FirstName LastNameSally Lo                                     Sincerely,
Comapany NameDH Enchantment, Inc.
                                                               Division of
Corporation Finance
October 18, 2021 Page 3                                        Office of Trade
& Services
FirstName LastName